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Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

December 8, 2016

Via EDGAR

Ms. Jaea F. Hahn

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	John Hancock Exchange-Traded Fund Trust (the “Registrant”)
File Nos. 333-183173/811-22733

Dear Ms. Hahn:

This letter responds to the comments to Post-effective Amendment No. 10 to the Registrant’s registration statement (the “Registration Statement”), which amendment was filed on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on September 23, 2016 on behalf of John Hancock Multifactor Developed International ETF (the “Fund”), a new series of the Registrant. You provided these comments to Stephen Ferrara and Leonard Kim of Dechert LLP by telephone on November 7, 2016. The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf.1 Changes responsive to these comments are reflected in a Post-effective Amendment No. 11 to the Registration Statement.

General Comments

1.       Please submit an EDGAR correspondence filing responding to these comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”). Please address the correspondence filing to Ms. Jaea Hahn.

Response 1. The Registrant respectfully acknowledges the comment.

______________________________

[1]	Terms not defined herein shall have the meanings ascribed to them in the Registration Statement.

December 8, 2016 Page 2

2.       The Staff notes that certain information is missing from the Registration Statement. Please include all missing information in the definitive filing. Please note that the Staff may have additional comments on the supplemental materials.

Response 2. The Registrant respectfully acknowledges the comment and has included all missing information in the definitive filing.

3.       Please confirm supplementally that the disclosure in the Registration Statement is consistent with the Registrant’s exemptive application pursuant to which it operates the Fund and that the Registrant will comply with the terms and conditions of the exemptive application.

Response 3. The Registrant hereby confirms that the disclosure in the Registration Statement is consistent with the Registrant’s exemptive application pursuant to which it operates the Fund and that the Registrant will comply with the terms and conditions of the exemptive application.

4.       Please supplementally acknowledge that the Registrant and its management are aware that they are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding the Staff’s review and comments on the Registration Statement.

Response 4. The Registrant respectfully acknowledges the comment.

Prospectus

5.       Please confirm supplementally that the fee waiver and expense reimbursement reflected in the footnote to the fee table will remain in effect for no less than 1 year from the effective date of the Registration Statement and that the related expense limitation agreement will be filed as an exhibit to the Registration Statement.

Response 5. The Registrant hereby confirms that the fee waiver and expense reimbursement reflected in the footnote to the fee table will remain in effect for no less than 1 year from the effective date of the Registration Statement. With respect to the filing of the related expense limitation agreement, the Registrant respectfully notes that the agreement will be filed as an exhibit to a subsequent amendment to the Registration Statement.

December 8, 2016 Page 3

6.       In the footnote to the fee table that discloses the contractual expense limitation, please disclose who can terminate such arrangement prior to its expiration date and under what circumstances.

Response 6. The Registrant notes that no party (including the Board) has the authority to terminate the Fund’s contractual expense limitation prior to its expiration date. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

7.       Please confirm supplementally that the advisor may not recoup any expenses or amounts waived under the expense limitation agreement.

Response 7. The Registrant hereby confirms that the advisor may not recoup any expenses or amounts waived under the expense limitation agreement.

8.       Please revise the first sentence under the heading “Principal Investment Strategies” to describe the types of securities (e.g., equity securities) that compose the Fund’s benchmark index.

Response 8. The Registrant believes that the types of securities that compose the Fund’s benchmark index are sufficiently disclosed under the heading “Principal Investment Strategies”. Specifically, the second sentence in the section includes the following:

The Index is designed to comprise a subset of securities of companies associated with developed markets outside the U.S. and Canada. Eligible companies are generally considered to be those with market capitalizations in the top 85% of the eligible country and the top 90% of all companies in the eligible countries at the time of reconstitution.”

Additionally, the “Principal Risks” heading includes “Equity securities risk,” “Foreign securities risk,” “Large company risk,” and “Small and mid-sized company risk,” among others, as the principal risks of investing in the Fund as it attempts to track its benchmark index. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

9.       The Staff notes that “Value investment style risk” is disclosed as a principal risk, but there is no corresponding description of value style investing in the “Principal Investment Strategies” section. Please reconcile the discrepancy by deleting the “Value investment style risk” disclosure or by describing the value investment style in the discussion of Fund’s principal investment strategies.

December 8, 2016 Page 4

Response 9. The Registrant notes that the Fund’s investment strategy is to invest “at least 80% of its net assets (plus any borrowings for investment purposes) in securities included in the [F]und’s benchmark index….” The benchmark index is developed, and the methodology underlying the construction of the index is maintained, by Dimensional Fund Advisors LP (“Dimensional”), which also serves as subadvisor to the Fund. As disclosed in the Prospectus, the benchmark index incorporates certain “value investing” principles into its rules-based methodology. Accordingly, the Registrant believes that the Fund’s principal investment strategy as a whole implicates a value investment style risk and the Registrant respectfully declines to make any changes in response to this comment.

10.       Please confirm supplementally that investment in derivatives will not be a principal investment strategy. Otherwise, please move the derivatives risk disclosure to the “Principal Risks” section and specify the types and uses (e.g., currency hedging) of those derivatives for the Fund.

Response 10. The Registrant confirms that derivatives will not be a principal investment strategy for the Fund.

11.       Please revise the “Active trading market risk” disclosure to add at the end thereof that at times of market stress, the market makers may step away from their respective roles leading to a variance in the market price of ETF shares and the underlying value of those shares.

Response 11. The Registrant notes that the “Active trading market risk” disclosure in the statutory portion of the Prospectus includes the following:

Decisions by market makers or authorized participants to reduce their role with respect to market making or creation/redemption activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying value of the fund’s portfolio securities and the fund’s market price. This reduced effectiveness could result in shares trading at a discount to NAV and also in greater than normal intraday bid-ask spreads for shares.

Accordingly, the Registrant respectfully declines to make changes in response to this comment.

December 8, 2016 Page 5

12.       Please remove “Cybersecurity risk” as a principal risk of the Fund and/or relocate this risk disclosure under a separate heading.

Response 12. The Registrant respectfully declines to remove or relocate the “Cybersecurity risk” disclosure as the Registrant considers cybersecurity risk to be among the principal risks of the Fund and the Registrant’s protocol is for risk disclosures to be placed in alphabetical order in the Prospectus.

13.       Please confirm supplementally whether securities underlying the Fund are traded outside of a collateralized settlement system. If so, please revise the “Authorized participant concentration risk” disclosure to indicate that a limited number of authorized participants (“APs”) post collateral on certain trades on an agency basis (i.e., on behalf of other market participants), and that if those APs exit the business or are unable to process creations or redemptions or similar activities, this may result in a significantly diminished trading market for the Fund’s shares.

Response 13. The Registrant confirms that securities underlying the Fund are traded outside of a collateralized settlement system (as a result of the Fund’s international exposure). In response to the second half of the Staff’s comment, the Registrant notes that the “Authorized participant concentration risk” disclosure in the statutory portion of the Prospectus includes the following:

The authorized participant concentration risk may be heightened because authorized participants may be required to post collateral, which only certain authorized participants may be able to do. To the extent that authorized participants exit the business or are unable to process creations or redemptions or similar activities, this may result in a significantly diminished trading market for fund shares.

Accordingly, the Registrant respectfully declines to make changes in response to this comment.

14.       Please disclose that if all or portion of an ETF’s underlying securities are traded on an exchange or market that is closed or experiencing low volumes of trading activity while the Fund’s market is open, there may be differences between the last quoted price of an underlying security and the underlying security’s value reflected in the current market price of the Fund’s shares.

December 8, 2016 Page 6

Response 14. The Registrant has revised the Registration Statement accordingly.

15.       Please disclose that in stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying securities. Please also disclose that this adverse effect on the liquidity for the Fund’s shares in turn could also lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Response 15. The Registrant notes that the “ETF trading risk” disclosure in the statutory portion of the Prospectus includes the following:

In stressed market conditions, the market for a fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the fund’s underlying portfolio holdings. This in turn could lead to differences between the market price of the fund’s shares and the underlying value of those shares.

Accordingly, the Registrant respectfully declines to make changes in response to this comment.

16.       In the “Investment Management” section, please state whether the subadvisor (Dimensional Fund Advisors LP) is affiliated with the advisor (John Hancock Advisers, LLC).

Response 16. The Registrant supplementally notes that Dimensional and John Hancock Advisers, LLC are unaffiliated (but for the relationship with the funds). However, the Registrant respectfully declines to make any changes to the Prospectus in light of this comment as the Registrant believes that disclosing the affiliation status between John Hancock and Dimensional is not required by Form N-1A.

17.       In the “Portfolio Management” section, please disclose whether the portfolio managers are employed by the advisor or the subadvisor.

Response 17. The Registrant believes that the current disclosure is consistent with Form N-1A and its requirements. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

18.       In the “Portfolio Management” section, please delete the “Managed the fund since [2016]” statement under both names of the portfolio managers since the Fund is new with no performance history.

December 8, 2016 Page 7

Response 18. The Registrant notes that Item 5(b) of Form N-1A requires the Registrant to disclose the length of service of the portfolio manager(s) responsible for the day-to-day management of the portfolio. The Registrant believes that the phrase identified by the Staff in this comment satisfies this requirement and provides helpful information to existing and prospective investors. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

19.       Please clarify whether the “Derivatives and other investments” and “Securities lending” strategies in the “Additional Investment Strategies” section are principal or non-principal strategies of the Fund. The Staff notes that the disclosures suggest the two strategies may be principal. Please move any principal strategy to the “Principal Investment Strategies” section.

Response 19. The Registrant notes that both strategies are non-principal strategies of the Fund. The Registrant also notes that the descriptions of both strategies are in the “Additional Investment Strategies” section of the statutory portion of the Prospectus. This section is a distinct section in the statutory portion and is separate from the “Principal Investment Strategies” section. The Registrant believes this presentation clearly identifies the principal and non-principal strategies of the Fund and is permitted by Form N-1A. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

20.       The Staff notes that the Registrant has included “Industry or sector investing risk” as a principal risk. Please supplementally explain to the Staff why such risk is identified as a principal risk since the Fund’s principal investment strategy does not include concentration of investment in a particular sector. Alternatively, please delete the “Industry or sector investing risk” risk disclosure.

Response 20. The Registrant notes that the “Principal Investment Strategies” section indicates that the Fund “may concentrate its investments in a particular country, region, industry or group of industries to the extent the Index concentrates in a country, region, industry or group of industries.”

Accordingly, the Registrant respectfully declines to make changes in response to this comment.

December 8, 2016 Page 8

21.       Please clarify whether any of the risks in the “Additional Risks of Investing” section are principal risks, and clearly label any non-principal risks as such or move those risk disclosures to the Statement of Additional Information (the “SAI”).

Response 21. The Registrant notes that the risks in the “Additional Risks of Investing” section are non-principal risks of the Fund. The Registrant also notes that this section of the statutory portion of the Prospectus is a distinct section and is separate from the “Principal Risks of Investing” section. The Registrant believes this presentation clearly identifies the principal and non-principal risks of the Fund and is permitted by Form N-1A. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

22.       Please clarify supplementally why futures contracts and options on futures are the only two types of derivative instruments discussed in detail in the “Derivatives and other strategic transactions risk” section.

Response 22. The Registrant notes that the Prospectuses for all ETFs sponsored by John Hancock include this disclosure as the Registrant believes the disclosure is applicable and appropriate for those ETFs currently offered by John Hancock.

23.       In the first sentence of the “Tax-Advantaged Product Structure” section, please delete the word “many” before “conventional mutual funds”.

Response 23. The Registrant has revised the Registration Statement accordingly.

24.       Please confirm supplementally that the fee table in the “Management fee” section will show all breakpoint levels. Please also revise the table to include a footnote stating that in addition to achieving these breakpoints in the management fee, increases in the average daily net assets of the Fund may also trigger the additional fee waivers discussed below in the “Additional information about fund expenses” section.

Response 24. The Registrant notes that the management fee schedule for the Fund has no breakpoints, and the management fee rate is a flat rate charged on all asset levels.

With respect to the second part of this comment, the Registrant respectfully declines to add the requested footnote as doing so may mislead or confuse investors as to the likelihood of increases in the Fund’s scale or size triggering the additional fee waivers disclosed in the “Additional information about fund expenses” section.

December 8, 2016 Page 9

25.       The Staff notes the disclosures regarding the Fund’s Rule 12b-1 plan included in the Prospectus and SAI. In light of these disclosures, please supplementally explain why the fees and expenses table does not include a line item for Rule 12b-1 fees.

Response 25. Although the Board of Trustees has approved a Rule 12b-1 plan for the Fund, no 12b-1 fees are currently expected to be paid. Accordingly, a line item for Rule 12b-1 fees has not been included in the fee table, but the Registrant has included disclosure relating to Rule 12b-1 fees because the Registrant believes that such disclosure is helpful for investors.

26.       Please clarify in the “Valuation of Fund Shares” section that while the net asset value is normally calculated once daily on the close of business, an ETF is required to provide an intraday value (“IIV”), and add a cross-reference to the section where the IIV is discussed in the Prospectus.

Response 26. The Registrant notes that, as disclosed in the “Intraday Value” section, the Fund is not involved in, or responsible for, the calculation or dissemination of the IIV and makes no warranty as to its accuracy. The IIV is also not the actual net asset value of the Fund. For these reasons, the Registrant does not believe that disclosure about the IIV (or a cross-reference to the “Intraday Value” section) is appropriate in the “Valuation of Fund Shares” section. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

27.       Please clarify in the “Index, Index Provider, and Calculation Agent” section that the index is governed by a published rules-based methodology and that any changes to the methodology will be publicly disclosed prior to their implementation.

Response 27. The Registrant has revised the Registration Statement accordingly.

28.       Please confirm supplementally that the subadvisor/index provider (Dimensional Fund Advisors LP) has established policies and procedures reasonably designed to prevent (i) non-public information about pending changes to the index from being used or disseminated in an improper manner and (ii) the Fund’s portfolio managers from having any influence on the construction of the index methodologies.

December 8, 2016 Page 10

Response 28. Consistent with the requirements of the exemptive order pursuant to which John Hancock operates the Fund and The New York Stock Exchange listing rules, Dimensional has established policies and procedures reasonably designed to prevent non-public information about pending changes to the index from being used or disseminated in an improper manner (“Firewall Procedures”). Dimensional also represents that its portfolio managers do not have improper influence on the construction of the index methodologies. Consistent with the Firewall Procedures, the Fund’s portfolio managers may provide feedback to help inform the Index Committee’s review and approval of an index’s initial methodology or subsequent changes to such methodology. However, the Index Committee has sole authority to adopt the initial index methodology and make any subsequent changes to such methodology. No employee of Dimensional’s portfolio management group (i) is a member of the Index Committee or (ii) has managerial authority over an Index Committee member.

29.       Please ensure that the “Intraday Value” section specifically addresses what the calculation includes or does not include (e.g., operating fees or other accruals).

Response 29. The Registrant has reviewed the discussion in this section and believes that the section addresses the concerns of the Staff expressed in this comment. Additionally, the Registrant notes that the Fund is not involved in, or responsible for, the calculation or dissemination of the IIV and makes no warranty as to its accuracy. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

30.       Please ensure that the “Intraday Value” section includes a discussion of whether the Fund may use stale prices under certain circumstances or some other elements that might adversely affect the use of the IIV as an indicator of current market value of the Fund’s shares and clarify that for international ETFs, stale prices from closed foreign market will be updated only for currency changes.

Response 30. The Registrant has reviewed the discussion in this section and believes that the section addresses the concerns of the Staff expressed in this comment. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Statement of Additional Information

31.       In the first sentence under the “Cybersecurity Risk” section, please clarify the relevance of the statement regarding a “Fund of Fund service provider” as the Fund is not a fund-of-funds product. Alternatively, please remove the statement.

December 8, 2016 Page 11

Response 31. The Registrant respectfully declines to make any changes to the Registration Statement in response to the comment as the relevant sentence in the “Cybersecurity Risk” section states “Fund or Fund service provider” (emphasis added).

32.       In the tables in the “Those Responsible for Management” section, please disclose the age of each Trustee and Officer rather than the Trustee’s or Officer’s birth year in accordance with Item 17(a)(1) of Form N-1A.

Response 32. The Registrant respectfully declines to provide the Trustees’ and Officers’ ages, as opposed to their dates of birth, in the Trustees and Officers tables. The Registrant believes that providing the dates of birth of the Trustees and Officers conveys the appropriate information about their ages and has the added benefits of avoiding inaccuracies due to timing of the production of the Registration Statement and avoiding inaccuracies in the production of amendments to the Registration Statement throughout the fiscal year.

33.       In the ownership table in the “Those Responsible for Management” section, please format the table in accordance with the format specified in Item 17(b)(4) of Form N-1A. Specifically, please include the dollar range of equity securities beneficially owned by each Trustee directly in the table.

Response 33. The Registrant believes that the format of the ownership table conforms to the requirements of Item 17(b)(4) of Form N-1A. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

*       *       *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526. Thank you.

Sincerely,

/s/ Allison M. Fumai

Allison M. Fumai

cc:	Christopher P. Harvey, Esq.

Sarah M. Coutu, Esq.

Ariel M. Ayanna, Esq.

Kinga Kapuscinski, Esq.

Nicholas J. Kolokithas, Esq.